
SEC
RECEIVED
MAY 2 4 2010
WASH, D.C.
193


10030207

SE COMMISSION
49

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SEC FILE NUMBER
8- 18248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TimeCapital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne James (631) 331-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor (Address) NY (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Richard G Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2010

Notary Public

Signature

V. President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH AMUNDSEN
Certified Public Accountant **MEMBER OF PCAOB**
jamundsencpa@gmail.com
110 Wall Street, 11th Floor New York, NY 10005
Phone: (212)709-8250 Fax: (212)943-2300

TimeCapital Securities Corporation

Index to Financial Statements

March 31, 2010

JOSEPH AMUNDSEN

Certified Public Accountant | ***MEMBER OF PCAOB***

jamundsencpa@gmail.com

110 Wall Street, 11th Floor New York, NY 10005
Phone: (212)709-8250 Fax: (212)943-2300

Independent Auditor's Report

Board of Directors
TimeCapital Securities Corporation

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2010, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TimeCapital Securities Corporation at March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
May 15, 2010

TimeCapital Securities Corporation

Statement of Financial Condition

March 31, 2010

Assets	
Cash and equivalents	$ 532,975
Receivables	22,098
Prepaid Expenses	33,788
Current assets	588,861
Furniture, equipment and building improvements, at cost, less accumulated depreciation and amortization of $ 293,176	136,557
Total Assets	725,418
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	227,613
Current liabilities	227,613
Stockholders' equity	
Common stock	40,000
Additional paid-in capital	397,487
Retained earnings	60,318
Total stockholders' equity	497,805
Total liabilities and stockholders' equity	$ 725,418

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Operations

For the Year Ended March 31, 2010

Revenues	
Commissions	$ 1,577,247
Management income	605,000
Net investment gains	12,636
Interest and dividends	2,518
	2,197,401
Expenses	
Commissions	386,163
Management fees	769,051
Clearing and execution	196,151
Employee compensation and benefits	606,534
Automobile expenses	28,799
Rent	33,780
Telephone	16,382
Office supplies and expenses	48,501
Other operating expenses	194,167
	2,279,528
Provision for income tax refunds	50,773
Net (Loss)	$ (31,354)

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2009	$ 40,000	$ 397,487	$ 91,672
Net (Loss)			(31,354)
Balance at March 31, 2010	$ 40,000	$ 397,487	$ 60,318

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2010

Cash flows from operating activities:		
Net (loss)		$ (31,354)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		16,785
(Increase) decrease in operating assets:		
Receivables	79,999	
Prepaid expenses	(9,630)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(108,861)	
Total adjustments		(38,492)
Net cash provided by operating activities		(53,061)
Cash flows from investing activities:		
Acquisition of property and equipment		(9,687)
Increase in cash		(62,748)
Cash and equivalents, beginning of year		595,723
Cash and equivalents, end of year		$ 532,975

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Notes to Financial Statements

For the Year Ended March 31, 2010

1. Significant Accounting Policies

TimeCapital Securities Corporation, (the Company) is a securities broker dealer, registered with the Securities and Exchange Commission and a member of FINRA.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a trade date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company pays rent for office space to a related party on a month to month basis.

The Company charges a management fee to Time Capital Advisory Services, Inc., a related entity.

3. Profit Sharing Plan

The Company has a discretionary, non-contributory profit sharing plan for the benefit of certain employees. There were no contributions for the year ended March 31, 2010.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At, March 31, 2010 the Company was in compliance with these regulations.

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities.

6. Pension Plan

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees.

7. Variable Interest Entities

In the normal course of business, the Company uses special purpose entities, ("SPE's"), in connection with its involvement with managed investment vehicles. These limited liability companies are not included in the financial statements in accordance with generally accepted accounting principles issued by Fin 46R. The financial assets purchased by the conduits are not originated by the company, and the company does not own any ownership in the financial assets.

8. Auction Rate Market.

Auction rate securities are long-term bonds that have been regarded as safe alternatives to cash, and that are liquid as a result of daily or weekly auctions. In the event that the auction market freezes or is unable to provide liquidity to an investor wishing to sell the security, the auction rate security might reset to higher interest rates providing more income, or might expose the company to customers seeking liquidity. At March 31, 2010, the Company holds $300,000 of such securities and has no outstanding claims seeking to buy back such auction rate securities.

TimeCapital Securities Corporation

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

March 31, 2009

Schedule 1

	As filed	Adjustments	Per Audit
Total Shareholders' Equity	$ 500,004	$ (2,199)	$ 497,805
Less: Unallowable Assets	(176,183)		(176,183)
	323,821	(2,199)	321,622
Less: Haircuts	(34,190)		(34,190)
Net Capital	289,631	(2,199)	287,432
Minimum Net Capital required	(100,000)		(100,000)
Excess net capital	$ 189,631	(2,199)	$ 187,432
Aggregate indebtedness	$ 224,543		$ 227,613
Ratio AI to NC	129%		126%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

The difference between the net capital computation as reported on TimeCapital Securities Corporation FOCUS report - PartIIA as of March 31, 2010 results from accounting for year end commissions receivable and payable due to trailing commissions not yet calculated at year end, and also an accrual for SIPC fees. These differences have been reconciled and there is no material difference between this audit and the FOCUS filing as amended.

TimeCapital Securities Corporation
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended March 31, 2010

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

JOSEPH AMUNDSEN

Certified Public Accountant — ***MEMBER OF PCAOB***

jamundsencpa@gmail.com

110 Wall Street, 11th Floor New York, NY 10005
Phone: (212)709-8250 Fax: (212)943-2300

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
TimeCapital Securities Corporation

In planning and performing my audit of the financial statements of TimeCapital Securities Corporation, (the Company), as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
May 15, 2010

Time Capital Securities Corporation

SIPC Transitional Assessment Reconciliation

For the Twelve Months ended March 31, 2010

Total Revenue per line 9	2,196,532
	2,196,532
LESS:	
Investment advisory services	643,568
Revenues from sale of investment company shares	513,299
Other non securities business	42,768
Net loss from principal transactions	(296)
	1,199,339
SIPC net operating revenues	997,193
General assessment (.0025)	2,493
Paid with SIPC-6	(918)
Balance due with SIPC-7T	1,575